Exhibit F

MARCATO NOMINATES FULL SLATE OF HIGHLY QUALIFIED DIRECTOR

CANDIDATES TO REPLACE INCUMBENT BOARD AT DECKERS

Sends Letter to Deckers’ Board Citing Years of Erosion of Shareholder Value

New Directors Needed to Provide Proper Oversight and

Put Company on Path to Success

SAN FRANCISCO – September 13, 2017 – Marcato Capital Management LP (“Marcato”), a San Francisco-based investment manager which manages funds that beneficially own approximately 6.1% of the outstanding common shares of Deckers Outdoor Corporation (NYSE: DECK) (“Deckers” or the “Company”), today announced that it has nominated a full slate of ten highly qualified candidates for election to the Deckers Board of Directors (the “Board”) at the Company’s Annual Meeting of Shareholders to be held December 14, 2017.

In connection with the nomination of its slate, Marcato also sent a letter to the Board highlighting Deckers’ ongoing underperformance and failure to take corrective actions to improve profitability and shareholder value.

Mick McGuire, Managing Partner of Marcato, said: “Deckers has enjoyed a strong, profitable brand with UGG for many years, yet has failed to translate this enviable position into growth in earnings and shareholder value. Given the Company’s significant underperformance compared to peers, coupled with the Board’s failure to take the necessary corrective strategic action, we believe change is required. On numerous occasions we have sought to engage constructively with the Board to add new directors and develop a strategy focused on profitable growth while improving margins and returns on invested capital. Unfortunately, our efforts to work collaboratively to enhance shareholder value have been met with significant resistance.

“While we appreciate that the Company is undergoing a strategic review and we are eagerly awaiting the results of that process, we continue to believe that Deckers lacks proper oversight. Should the Company’s process not culminate in a desirable outcome, we believe the entire Board must be replaced. Accordingly, today we are nominating ten highly qualified director candidates who bring the fresh perspectives and relevant retail, apparel and capital markets experience necessary to implement a strategic plan that will generate meaningful shareholder value.”

Marcato’s ten highly qualified nominees are:

Deborah M. Derby

Deborah M. Derby has served as President of the Horizon Group USA since April 2016. Prior to joining Horizon, Ms. Derby held a number of positions of increasing responsibility for 14 years at Toys “R” Us beginning in 2000. Ms. Derby served as Vice Chairman, Executive Vice President of Toys “R” Us from 2013 to 2015. From 2000 to 2012 Ms. Derby held other various positions at Toys “R” Us including Chief Administrative Officer and President of Babies “R” Us. While at Toys “R” Us, Ms. Derby worked in partnership with other members of the Executive Committee to deliver $400m of expense reductions as part of the company’s “Fit for Growth” initiative. Ms. Derby also consulted for Kenneth Cole Productions, Inc. from 2012 to 2013 and currently serves on the Board of Directors of the Vitamin Shoppe, Inc.

Kirsten J. Feldman

Kirsten J. Feldman was employed by Morgan Stanley from 1984 through 2008. Ms. Feldman began working in Morgan Stanley’s mergers and acquisitions department. From 1992 to 2001 she served as a Managing Director and head of Morgan Stanley’s Global Retail Group during which time she was responsible for Morgan Stanley’s worldwide investment banking activities in the retail industry. From 2001 to 2008, Ms. Feldman was an Advisory Director in the Investment Banking Division of Morgan Stanley and a member of Morgan Stanley’s Retirement Plan Investment Committee.

Steve Fuller

Steve Fuller served as Senior Vice-President and Chief Marketing Officer for L.L. Bean, Inc. (“L.L. Bean”) from 2004 until his retirement in 2016. In this role, Mr. Fuller led all marketing functions for L.L. Bean, including branding, advertising, customer satisfaction, ecommerce, partnerships, database analytics and marketing operations.

Matthew P. Hepler

Matthew P. Hepler is currently a Partner at Marcato Capital Management LP. Prior to joining Marcato, Mr. Hepler was a partner at Red Mountain Capital Partners LLC, an investment firm, from March 2015 to December 2015 and was a Managing Director at Relational Investors LLC from 2008 until 2016 where Mr. Hepler led the firm’s research team focusing on the industrials and materials sector. Mr. Hepler has served on the board of directors of Terex Corporation since February 2017. Prior to joining Relational Investors in 2008, Mr. Hepler spent six years as a Vice President in the investment banking division of Credit Suisse. Mr. Hepler began his career as an analyst in the technology group at Robertson Stephens.

Robert D. Huth

Robert D. Huth served as President and Chief Executive Officer of David’s Bridal, Inc. from 1999 until March 2013. Mr. Huth was also the President and Chief Operating Officer of David’s Bridal from 1995 to 1999. Prior to joining David’s Bridal, Mr. Huth served as Executive Vice President and Chief Financial and Administrative Officer of Melville Corporation from 1987 to 1995.

Jan R. Kniffen

Jan R. Kniffen has served as Chief Executive Officer of J. Rogers Kniffen Worldwide Enterprises LLC (“JRKWWE”) since he founded the company in 2005. JRKWWE provides equity research and financial and management consulting services relating to companies in the retail sector. Prior to founding JRKWWE, Mr. Kniffen spent 20 years as a senior executive at The May Department Stores Company. Prior to that, Mr. Kniffen held various roles at ACF Industries, Inc./Icahn and Co., including Director of Corporate Finance and Assistant Treasurer.

Mitchell A. Kosh

Mr. Kosh served as head of Global Human Resources of Ralph Lauren Corporation for 15 years from 2000 to 2015. Mr. Kosh served as Executive Vice President and Chief Administrative Officer of Ralph Lauren Corporation from April 2015 until his retirement in October 2015, with responsibility for IT, Legal, Central Operations and Human Resources. Prior to that, Mr. Kosh served as Executive Vice President of Global Human Resources from 2014 to 2015, Senior Vice President of Global Human Resources from 2009 to 2014, and Senior Vice President of Human Resources and Legal from 2000 to 2009 at Ralph Lauren Corporation.

Nathaniel J. Lipman

Nathaniel J. Lipman was the President and Chief Executive Officer of Affinion from October 2005 until 2012, following which he was named Executive Chairman of Affinion from September 2012 until his retirement in November 2015. Mr. Lipman served as a director of Affinion from October 2005 until November 2015. Prior to joining Affinion, Mr. Lipman served in various senior roles at Cendant Corporation, Planet Hollywood, House of Blues Entertainment, and The Walt Disney Company.

Michael W. Rayden

Michael W. Rayden served as President, Chief Executive Officer and Chairman of the Board of Directors of Justice, Tween Brands (currently a subsidiary of Ascena Retail Group) from 1996 until his retirement in January 2015. In 2009 the company was acquired by Dress Barn, now Ascena. Prior to joining Tween, Mr. Rayden served as Chief Executive Officer of Pacific Sunwear and also held chief executive positions at The Stride Rite Corporation and Eddie Bauer. Currently, Mr. Rayden serves as a director of Perry Ellis and previously served as a director at David’s Bridal, Dress Barn, Pacific Sunwear, Strottman International, The Stride Rite Corporation, Ascena and Tween.

Anne Waterman

Anne Waterman spent 15 years at Michael Kors where she served in various senior positions responsible for public relations, communications, media and marketing, including Senior Vice President, Global Image. Prior to that, she worked in the Public Relations department at Gucci, and managed sponsorship and fundraising activities for the Council of Fashion Designers of America (“CFDA”) as part of the team that created 7th on Sixth. Ms. Waterman is currently an independent consultant advising brands on strategy, creative and product development.

Marcato’s letter to Deckers’ Board follows:

September 13, 2017

Office of the Secretary:

Deckers Outdoor Corporation

250 Coromar Drive

Goleta, CA 93117

Attn:	John M. Gibbons, Lead Director
Corporate Secretary

Dear Members of the Board of Directors,

Marcato Capital Management LP (“Marcato”, “we” or “us”) beneficially owns 6.1% of the outstanding shares of Deckers Outdoor Corporation (“Deckers” or the “Company”). For several years, while Deckers has enjoyed a strong, profitable brand with UGG, the Company has failed to translate this brand strength into growth in earnings and shareholder value.    Throughout this period, recommendations made by numerous shareholders to take corrective strategic action to improve profitability and shareholder value have been consistently ignored.    In recent months, we have repeatedly attempted to explore a settlement process that would involve adding a number of new, highly qualified directors to the Board and adopting an accretive strategic plan for shareholders focused on profitable growth, improved margins and enhanced returns on invested capital. These efforts have also been dismissed without response or discussion.

Deckers has meaningfully underperformed its proxy peers during the holding period of most current institutional shareholders. From January 1, 20111 through intraday February 8, 20172 (the moment before Marcato’s 13D filing), the Company had a total shareholder return of negative 44%. This figure is particularly striking given that the S&P 500 Apparel, Accessories & Luxury index was flat and an index of Deckers’ current proxy peers3 returned 58% during the same period. The 19%4 increase in Deckers’ share price following our intraday 13D filing is clear evidence that shareholders support change.

A review of Deckers’ operating history underscores that this underperformance is not the result of one-off events beyond the Company’s control, but instead is attributable to years of strategic, operational, and capital allocation missteps. As a result, Deckers’ return on invested capital declined from 26% in 2011 to 12% in 20165, while operating margins declined from 21% to 9%. During this same time period, SG&A has skyrocketed from 29% of revenue to 37%. As a reflection of reduced investor confidence in the Company, Deckers’ average EV/NTM EBITDA6 multiple has declined from ~10x in 2011 to below 6x at the time of Marcato’s 13D filing.

We believe that the Board bears ultimate responsibility for this long-running neglect for shareholder value. While we recognize the Company is exploring a sale, should this process fail to achieve an attractive outcome for shareholders, we believe significant Board change is necessary. Accordingly, we are nominating a group of highly qualified directors who we believe will bring the fresh perspectives and direct experience needed to establish a strategic plan that creates long-term value for shareholders.    We look forward to discussing these topics with the Company and other shareholders prior to the Company’s annual meeting on December 14th.

Sincerely,

Mick McGuire	Matt Hepler
Managing Partner	Partner
Marcato Capital Management LP	Marcato Capital Management LP

CC:

Angel R. Martinez

John M. Gibbons

Karyn O. Barsa

Nelson Chan

Michael F. Devine, III

John G. Perenchio

David Powers

James E. Quinn

Lauri M. Shanahan

Bonita Stewart

[1]	January 1, 2011 is the baseline date used by the company for measuring cumulative total returns in its fiscal 2016 10K
[2]	Deckers is shown through its intraday price of $44.37 on 2/8/17 before the release of Marcato’s 13D filing
[3]	Proxy peer group includes: Kate Spade, Crocs, Skechers, Steven Madden, Oxford Industries, Under Armour, Wolverine World Wide, Carters, Fossil, Lululemon, Guess, Buckle, Chico’s DSW, Express, Finish Line, G-III Apparel, Columbia Sportswear, and Restoration Hardware. Excludes Quicksilver due to bankruptcy. Index generated using CapIQ.
[4]	Increase in share price from the 2/8/17 intraday price of $44.37 (prior to Marcato’s filing) through 2/16/17
[5]	Per Bloomberg
[6]	Enterprise value/Next Twelve Months EBITDA, per Bloomberg

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Marcato’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved.

Certain statements and information included herein have been sourced from third parties. Marcato does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Marcato International Master Fund Ltd. (“Marcato International”) and the other Participants (as defined below) intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2017 annual stockholders meeting of Deckers Outdoor Corporation, a Delaware corporation (“Deckers”).

The participants in the proxy solicitation are Marcato Capital Management LP (“Marcato”), MCM Encore IM LLC (“Marcato Encore LLC”), Marcato International, Marcato Encore Master Fund, Ltd. (“Marcato Encore Fund”), Richard T. McGuire III, Deborah M. Derby, Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman, Michael W. Rayden, Anne Waterman (collectively, the “Participants”).

MARCATO INTERNATIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF DECKERS TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, D.F. KING & CO., INC., 48 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005 (CALL COLLECT: (212) 269-5550; CALL TOLL FREE: (800) 761-6521) OR EMAIL: DECKERS@DFKING.COM.

As of the date hereof, Marcato International directly owns 1,806,294 shares of common stock, par value $0.01 per share, of Deckers (the “Common Stock”), representing approximately 5.6% of the outstanding shares of Common Stock and Marcato Encore Fund directly owns 146,237 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock (such shares of Common Stock owned by Marcato International and Marcato Encore Fund, the “Marcato Shares”).

In addition, Marcato, as the investment manager of Marcato International and the sole member of Marcato Encore LLC, which is the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Marcato may be deemed to be the beneficial owner of the Marcato Shares. Marcato Encore LLC, as the investment manager of Marcato Encore Fund, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the shares of Common Stock owned by Marcato Encore Fund and, therefore, Marcato Encore LLC may be deemed to be the beneficial owner of such shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

Media:

Jonathan Gasthalter/Nathaniel Garnick/Amanda Klein

Gasthalter & Co.

(212) 257-4170